UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

Sequans Communications S.A.

(Name of Subject Company (Issuer))

Renesas Electronics Europe GmbH

a wholly owned subsidiary of

Renesas Electronics Corporation

(Name of Filing Person—Offeror)

American Depositary Shares, each representing four (4) Ordinary Shares, nominal value €0.01 per share

Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Takahiro Homma

Renesas Electronics Corporation

3-2-24 Toyosu, Koto-ku, Tokyo 135-0061, Japan

+81-3-6773-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jon A. Olsen

Jean A. Lee

Goodwin Procter LLP

520 Broadway, Suite 500

Santa Monica, CA 90401

(424) 252-6400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*	This CUSIP number is assigned to the subject company’s American Depositary Shares, each representing four Ordinary Shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

This Amendment No. 10 (this “Amendment”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO filed by Renesas Electronics Europe GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), and a direct wholly-owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent”), with the U.S. Securities and Exchange Commission on September 11, 2023 (as amended and supplemented on October 4, 2023, October 5, 2023, October 20, 2023, November 6, 2023, November 13, 2023, November 20, 2023, December 5, 2023, December 18, 2023, December 19, 2023 and January 5, 2024 and as may be further amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding ordinary shares, nominal value €0.01 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents four Ordinary Shares) (each, an “ADS,” and collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), of Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to the Schedule TO as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 9, Item 11 and Item 13.

The Offer to Purchase and Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items 1 through 9, Item 11 and Item 13 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	By adding the following text:

“On January 5, 2024, Purchaser announced an extension of the Expiration Date until one minute after 11:59 p.m., New York City time, on January 22, 2024, unless further extended or earlier terminated in accordance with the MoU. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time on January 5, 2024.

The Tender Agent has advised Purchaser that, as of 6 p.m., New York City time, on January 4, 2024, approximately 116,333,513 Ordinary Shares (including Ordinary Shares represented by ADSs) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 41.9% of (a) all Ordinary Shares (including Ordinary Shares represented by ADSs and any Unsellable Company Shares) then outstanding plus (b) all Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, restricted share awards, stock appreciation rights, or other rights to acquire Ordinary Shares then outstanding (other than Ordinary Shares issuable pursuant to the Convertible Notes), regardless of whether or not then vested, but, in each case, after giving effect to the cancellation of any options, restricted shares or warrants in the manner set forth in the MoU.

Parent and Purchaser expect that the Offer will be consummated promptly following the Expiration Date (as hereby extended and as may be further extended), subject to the satisfaction or waiver of each of the conditions to the consummation of the Offer set forth in the MoU as of the Expiration Date (as hereby extended and as may be further extended).

The joint press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(K) and is incorporated herein by reference.”

2.	The information set forth in the first sentence of the second paragraph on the cover page of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“The Offer is being made pursuant to that certain Memorandum of Understanding, dated as of August 4, 2023, by and between Parent and Sequans (the “Memorandum of Understanding”) as amended by Amendment No. 1 to the Memorandum of Understanding, dated September 2, 2023, Amendment No. 2 to the Memorandum of Understanding, dated December 4, 2023 and Amendment No. 3 to the Memorandum of Understanding, dated January 5, 2024 (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “MoU”).”

3.	The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet—Transaction Agreement” on page 7 is hereby amended and restated in its entirety to read as follows:

“The above offer to purchase Company Shares is being made pursuant to that certain Memorandum of Understanding, dated as of August 4, 2023, by and between Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), and Sequans (the “Memorandum of Understanding”) as amended by Amendment No. 1 to the Memorandum of Understanding, dated September 2, 2023, Amendment No. 2 to the Memorandum of Understanding, dated December 4, 2023 and Amendment No. 3 to the Memorandum of Understanding, dated January 5, 2024 (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “MoU”).”

4.

The information set forth in the first sentence of the second paragraph under the section of the Offer to Purchase entitled “Introduction” on page 21 is hereby amended and restated in its entirety to read as follows:

“The Offer is being made pursuant to the Memorandum of Understanding, dated as of August 4, 2023, by and between Parent and Sequans (the “Memorandum of Understanding”), as amended by Amendment No. 1, dated as of September 2, 2023, Amendment No. 2 to the Memorandum of Understanding, dated as of December 4, 2023 and Amendment No. 3 to the Memorandum of Understanding, dated January 5, 2024 (as amended and as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “MoU”).”

5.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Background” is hereby amended and supplemented to add, after the last paragraph in such section on page 34, the following:

“On December 27, 2023, the Company issued an unsecured subordinated note in the principal amount of $3,000,000 to Renesas America pursuant to a Security Purchase Agreement dated December 27, 2023 (the “December 27 Purchase Agreement”). The Company expects to use the proceeds from the financing transaction for working capital and general corporate purposes. See “Special Factors—Certain Agreements between Parent and its Affiliates and Sequans.”

On December 28, 2023, in connection with the Demerger Agreement and to facilitate the completion of the Demerger, Purchaser and the Company executed the Equity Commitment Letter (as defined in “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations— —The Post-Offer Reorganization—The Demerger”). For a detailed description of the Equity Commitment Letter, see “The Tender Offer— Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations——The Post-Offer Reorganization—The Demerger.

On January 5, 2024, Sequans and Renesas amended the Memorandum of Understanding to (a) further extend the Ruling Date from January 9, 2024 to February 12, 2024, (b) reduce the time period during which Renesas is bound by certain indemnification obligations related to liabilities of Sequans’ and its subsidiaries’ directors and officers as contemplated by the MoU from 6 years to 5 years, and (c) reduce the term of the extension of the directors’ and officers’ liability coverage of the Sequans’ existing directors’ and officers’ insurance policies and its existing fiduciary liability insurance policies from 6 years to 5 years.”

6.

The information set forth in the first paragraph under the section of the Offer to Purchase entitled “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding” on page 39 is hereby amended to add the following sentence at the end thereof:

“On January 5, 2024, the Company and Parent entered into Amendment No. 3 to the Memorandum of Understanding to further extend the Ruling Date from January 9, 2024 to February 12, 2024.”

7.

The information set forth in the third paragraph under the section of the Offer to Purchase entitled “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding” on page 39 is hereby amended and restated in its entirety to read as follows:

“The following is a summary of certain key terms of the MoU. This summary is qualified in its entirety by reference to (i) the Memorandum of Understanding, which was filed by Sequans as Exhibit 99.1 to its Form 6-K filed with the SEC on August 7, 2023, (ii) Amendment No. 1 to the Memorandum of Understanding, which was filed by Sequans as Exhibit (d)(2) to the Schedule 13E-3 filed with the SEC on September 11, 2023, (iii) Amendment No. 2 to the Memorandum of Understanding, which was filed by Parent as Exhibit (d)(14) to the Schedule TO/A filed with the SEC on December 5, 2023 and (iv) Amendment No. 3 to the Memorandum of Understanding, which was filed by Parent as Exhibit (d)(18) to the Schedule TO/A filed with the SEC on January 5, 2024, each of which is incorporated herein by reference. The SEC maintains a website at www.sec.gov that contains the MoU and other information that Parent or the Company have filed electronically with the SEC.”

8.

The information set forth in the fifth bullet point under the second paragraph under the section of the Offer to Purchase entitled “Special Factors—Memorandum of Understanding; Other Agreements—The Memorandum of Understanding—Termination” on page 52 is hereby amended and restated in its entirety to read as follows:

“if on or prior to February 12, 2024 (the “Ruling Date”), Parent has not received a reply from the National Tax Agency of Japan (including its subordinate organizations responsible for ruling requests including the Tokyo Regional Tax Bureau) confirming whether the Merger, the Demerger and the Merger Squeeze Out would trigger taxable gain under Article 66-6 of Act on Special Measures Concerning Taxations of Japan; provided, that the right to terminate shall not be available to either Parent or Sequans if Parent receives confirmation of the tax treatment regarding the Post-Offer Reorganization from Japanese tax authorities following the Ruling Date and neither Parent nor Sequans has already terminated the MoU.”

9.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Certain Agreements between Parent and its Affiliates and Sequans” is hereby amended and supplemented to add, at the end of such section on page 57, the following:

“Equity Commitment Letter

On December 28, 2023, in connection with the Demerger Agreement and to facilitate the completion of the Demerger, Purchaser and the Company executed the Equity Commitment Letter. For a detailed description of the Equity Commitment Letter, see “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations—The Post-Offer Reorganization—The Demerger.”

10.

The information set forth in the section of the Offer to Purchase entitled “Special Factors—Certain Agreements between Parent and its Affiliates and Sequans” is hereby amended and supplemented to add, after the last paragraph in such section on page 57, the following:

“Additional Financing Arrangement

On December 27, 2023, Sequans entered into the December 27 Purchase Agreement with Renesas America, pursuant to which Sequans issued an unsecured subordinated note in the principal amount of $3,000,000 (the “December Note”) to Renesas America for a purchase price of $3,000,000. The December Note will mature on the earliest to occur of (a) the written demand by Renesas America after the successful consummation of the Offer, (b) ninety (90) days after the earliest to occur of (i) the termination of the Offer (otherwise than by reason of successful completion thereof) or (ii) the termination of the MoU, or (c) the date a Company Termination Fee (as defined in the MoU) is payable. Interest on the December Note accrues at a rate of 9.5% per annum. Pursuant to the December 27 Purchase Agreement and the December Note, Sequans will be required to pay Renesas America 10% of the original principal amount of the December Note in addition to any outstanding principal amount and any accrued and unpaid interest upon termination of the MoU under certain circumstances. The December 27 Purchase Agreement contains customary representations and warranties of Sequans. The December Note contains customary covenants and is subject to customary events of default.

The foregoing summaries of the December 27 Purchase Agreement and the December Note do not purport to be complete and are qualified in their entirety by reference to the December 27 Purchase Agreement and the December Note, copies of which are filed as Exhibits (d)(15) and (d)(16) to the Schedule TO and incorporated by reference herein.”

11.

The information set forth in the first paragraph of the section of the Offer to Purchase entitled “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations—The Post-Offer Reorganization—The Demerger” on page 79 is hereby amended and restated in its entirety to read as follows:

“Following and subject to the consummation of the Offer, and subject to Parent electing, in its sole discretion, to not effect the Post-Offer Reorganization, Sequans intends to transfer all of its assets and liabilities to Sequans Communications SAS, a société par actions simplifiée organized under the laws of France, whose registered office is located at 15-55 Boulevard Charles de Gaulle, Les Portes de la Défense – 92700 Colombes (France), identified under the number 979 284 114 RCS Nanterre, and wholly owned by Sequans (“Sequans SAS”), in accordance with a contribution agreement, dated December 28, 2023, under the demerger regime (apport partiel d’actif soumis au régime juridique des scissions) in accordance with French law (the “Demerger Agreement” and such transaction, the “Demerger”), in exchange for new ordinary shares of Sequans SAS. In connection with the Demerger, Sequans will file a tax request for a ruling in accordance with article 209 II of the French tax code in order to obtain the transfer to Sequans SAS of Sequans’ available carried-forward tax losses (including carried forward non-deductible interest).”

12.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations—The Post-Offer Reorganization—The Demerger” is hereby amended and supplemented to add, after the last paragraph in such section on page 80, the following:

“In connection with the Demerger Agreement and to facilitate the completion of the Demerger, on December 28, 2023, Purchaser and Sequans entered into an equity commitment letter (the “Equity Commitment Letter”), pursuant to which Purchaser undertakes to subscribe, directly or through its affiliates, to a share capital increase of Sequans in cash or by offsetting the corresponding amount against receivables that Purchaser or any of its affiliates holds against Sequans following the consummation of the Offer and subject to the completion of the Offer and prior to the completion of the Demerger, at the Offer Price and for an amount necessary to restore the Company’s net assets position (situation nette) immediately prior to the completion of the Demerger to a positive net assets position of €2,000,000. The foregoing summary of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Commitment Letter, a copy of which is filed as Exhibit (d)(17) to the Schedule TO and incorporated by reference herein.”

13.

The information set forth in the first paragraph of the section of the Offer to Purchase entitled “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NYSE Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations --The Post-Offer Reorganization—The Merger” on page 80 is hereby amended and restated in its entirety to read as follows:

“Following and subject to the consummation of the Demerger, and subject to Parent electing, in its sole discretion, to not effect the Post-Offer Reorganization, a cross-border merger will be effectuated of Sequans into Renesas Sting Merger AG (formerly known as Skylinehöhe 105. V V AG), a German stock corporation (Aktiengesellschaft) organized under the laws of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Düsseldorf under number HRB 102753 (“German Merger Sub”), that is a direct, wholly owned subsidiary of Purchaser, pursuant to a joint cross-border merger plan, dated December 28, 2023 (the “Merger Plan”), in accordance with Sections 305 et seqq. of the German Companies Transformation Act (Umwandlungsgesetz) and Articles L. 236-1 et seq.

and L. 236-31 et seq. of the French Commercial Code, entered into between Sequans and German Merger Sub. German Merger Sub will survive the merger contemplated by the Merger Plan (the “Merger”) and as a result of such Merger, the Ordinary Shares outstanding immediately prior to the consummation of the Merger (other than any Ordinary Shares held by Sequans as treasury shares) will be exchanged into duly authorized, validly issued and fully paid shares of German Merger Sub at a merger exchange ratio of 3:2 (the “Merger Exchange Ratio”).

Sequans shareholders who hold Ordinary Shares that are not exchangeable into whole shares of German Merger Sub based on the Merger Exchange Ratio will receive cash (bare Zuzahlung) in lieu of any fractional shares of German Merger Sub (such Ordinary Shares that will be converted into the right to receive cash in lieu of shares of German Merger Sub, the “Cash Settled Shares”). Each Cash Settled Share will be converted into the right to receive the Offer Price, payable in cash in euros at an U.S. dollar-euro exchange rate of 0.9038 (such amount, the “Cash Settlement Amount”), provided that holders of Cash Settled Shares may elect to receive the Cash Settlement Amount in U.S. dollars in lieu of euros. Notwithstanding to the foregoing, holders of Unsellable Company Shares may elect to waive, at their sole discretion, the right to receive the Cash Settlement Amount for their Cash Settled Shares.”

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits:

Index No.
(a)(5)(K)	Joint Press Release issued by Parent and Sequans on January 5, 2024 announcing the extension of the Offer.

(d)(15)	Security Purchase Agreement, dated December 27, 2023, by and between Sequans and Renesas America attached as Exhibit 4.1 to the Form 6-K filed by Sequans with the Securities and Exchange Commission on January 5, 2024 (incorporated by reference herein).

(d)(16)	Note issued by Sequans dated December 27, 2023 attached as Exhibit 4.2 to the Form 6-K filed by Sequans with the Securities and Exchange Commission on January 5, 2024 (incorporated by reference herein).

(d)(17)	Equity Commitment Letter, dated December 28, 2023, by and between Purchaser and Sequans.

(d)(18)	Amendment No. 3 to the Memorandum of Understanding, dated as of January 5, 2024, by and between Parent and Sequans.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2024

RENESAS ELECTRONICS EUROPE GmbH

By:	/s/ Carsten Jauch
Name:	Carsten Jauch
Title:	Managing Director

RENESAS ELECTRONICS CORPORATION

By:	/s/ Shuhei Shinkai
Name:	Shuhei Shinkai
Title:	Senior Vice President and CFO